Date: 11 October 2001

Ref: 18/01

BHP Billiton Completes Mad Dog and Atlantis Appraisal Wells and Announces Exploratory Drilling Results in the Gulf of Mexico

BHP Billiton today announced results from appraisal and exploratory drilling in the Gulf of Mexico. This includes the completion of appraisal drilling programs at the Mad Dog and Atlantis fields in the ultra-deepwater Western Atwater Foldbelt, as well as results from the exploration wells Boris-1 and Frampton-1.

The Atlantis-3 appraisal well and a lateral sidetrack were drilled on Green Canyon Block 743 in 6,612 feet of water by the BP-operated Glomar Explorer. The sidetrack well reached a total depth of 18,760 feet, encountering hydrocarbon-bearing reservoirs and confirming resource characteristics from earlier drilling on the discovery.

The results provide important technical information, and this will be used to further define the reserve level for the field, currently estimated at 400 to 800 million barrels of oil equivalent (mmboe). Atlantis is on a fast-track development pace, and sanctioning of a project is anticipated during the first half of calendar 2002.

BHP Billiton owns a 44 per cent interest in Atlantis; BP holds a 56 per cent operated interest.

The Mad Dog-4 appraisal well, located in Green Canyon Block 782, was drilled in 4,430 feet of water by the Unocal-operated Discoverer Spirit to a total depth of 23,117 feet. The well, including a sidetrack drilled laterally approximately 1,500 feet northwest of the original wellbore, encountered hydrocarbon-bearing sands.

These results verify the reservoir continuity on the west flank of the accumulation and indicate a hydrocarbon reserve size estimated at 200 to 450 mmboe. Project sanction by BHP Billiton and its partners for the development of the Mad Dog field is anticipated around the end of calendar year 2001.

BHP Billiton holds a 23.9 per cent interest in the eight-block Mad Dog unit, with partners BP, which holds a 60.5 per cent operated interest, and Unocal, a 15.6 per cent interest owner.

In addition to the Mad Dog and Atlantis appraisal drilling, BHP Billiton completed two exploration wells.

The Boris exploration well, drilled in Green Canyon Block 282, is located on a lease within five miles of the Typhoon field (Green Canyon Block 237), which commenced oil and gas production in July 2001. The Boris well was drilled using the BHP Billiton-operated Ocean Quest in 2,386 feet of water. It reached a total depth of 15,405 feet, encountering hydrocarbon-bearing sands.

The well will be evaluated for development via a tie-back to the production facility on the Typhoon field (BHP Billiton 50 per cent, Chevron 50 per cent, operator), where processing capacity is available with only minimal modification. The field also is subject to royalty relief, which it qualifies for under certain market conditions.

BHP Billiton holds a 50 per cent interest in the Boris discovery and is the designated operator for the block. Partners are Chevron and Noble Affiliates' Samedan Oil Corp, each with a 25 per cent interest.

The Group has also drilled the exploration well Frampton-1 on Green Canyon Block 872, in the Western Atwater Foldbelt play fairway, which includes BHP Billiton's discoveries at Neptune, Mad Dog, and Atlantis. Using the BHP Billiton-operated drillship C.R. Luigs in a water depth of 7,460 feet, the well was drilled to a total depth of 19,134 feet. Hydrocarbon-bearing sands were encountered but the resource is currently deemed to be non-commercial, and the well was plugged and abandoned. BHP Billiton holds a 44 per cent interest in the block, with the remaining 56 per cent interest owned by BP.

President and Chief Executive Officer of BHP Billiton Petroleum Philip Aiken said: "Recent Gulf of Mexico drilling operations are a very positive continuation of our 'deepwater' strategy of finding and developing high-margin oil and gas discoveries that leverage the company's acreage position, existing infrastructure, and specialised knowledge of the area.

"Appraisal drilling programs at Atlantis and Mad Dog are now complete. Development of these major fields moves to sanction in the near future and should bring first production by the end of 2004.

"The Boris discovery is less than five miles from Typhoon, which was designed as a possible production hub in the area. A low-cost tie-back could be installed relatively quickly, providing a rapid contribution to revenues and shareholder value.

"As part of a strategy to purchase acreage in focused, highly prospective areas, BHP Billiton also has other near-field opportunities in the Green Canyon play fairway that can ultimately benefit from existing infrastructure at Typhoon.

"Currently, we have an exploration well drilling on the Gnome prospect in Atwater Valley Block 18 in the Mars/Ursa play fairway."

Further news and information can be found on our Internet site: www.bhpbilliton.com

Australia Dr. Robert Porter, Investor Relations Tel: + 61 3 9609 3540 Mobile: +61 419 587 456 email: Robert.Porter@bhpbilliton.com	United Kingdom Marc Gonsalves, Investor Relations & Communications Tel: +44 20 7747 3956 Mobile: +44 7768 264 950 email: Marc.Gonsalves@bhpbilliton.com
Mandy Frostick, Media Relations Tel: +61 3 9609 4157 Mobile: +61 419 546 245 email: Mandy.J.Frostick@bhpbilliton.com	Ariane Gentil, Manager Communications Tel: +44 20 7747 3977 Mobile: + 44 7881 518 715 email: Ariane.Gentil@bhpbilliton.com
South Africa Michael Campbell, Investor & Media Relations Tel: +27 11 376 3360 Mobile: +27 82 458 2587 email: Michael.J.Campbell@bhpbilliton.com	United States Francis McAllister, Investor Relations Tel: +1 713 961 8625 Mobile: +1 713 480 3699 email: Francis.R.McAllister@bhpbilliton.com